July 8, 2011

VIA EDGAR

Daniel L. Gordon

Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:                             Cowen Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Form 10-Q for the Period Ended March 31, 2011
File No. 1-34516

Dear Mr. Gordon:

Please find set forth below the responses of Cowen Group, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 24, 2011, to Mr. Peter A. Cohen, Chairman of the Board, Chief Executive Officer and President of the Company, with respect to the filings referenced above.  For the Staff’s convenience, the text of the Staff’s comments is set forth below followed by the responses.

Item 7. Management’s Discussion and Analysis of Financial Condition..., page 43

Results of Operations, page 55

1.                                       Comment:  Please revise in future periodic filings to provide a more robust discussion and analysis of employee compensation and benefits expenses, including disclosure and analysis of the compensation-to-revenue ratio and significant changes in headcount.

Response:  We advise the Staff that we will include in future filings additional discussion and analysis of employee compensation and benefits expenses, including disclosure and analysis of the compensation-to-revenue ratio and significant changes in headcount. An example of the language that might be used is as follows:

Total compensation and benefits expense increased/decreased by $XX million to $XX million for the three months ended June 30, 2011, compared to $XX million in the prior year quarter. The increase/decrease was attributable to an increase/decrease in stock compensation and severance expense.  The aggregate compensation to revenue ratio was XX% for the three months ended June 30, 2011, compared to XX% for the prior year quarter. The increase/decrease in the compensation to revenue ratio was driven by the increase/decrease to the numerator/denominator of the equation as our compensation expense/revenues increased/decreased by XX%.  Additionally, average headcount for the second quarter of 2011 has increased/decreased by XX% from the prior year quarter due to XYZ.

Short-Term Borrowings and other debt, page 73

2.                                       Comment:  Please revise in future periodic filings to discuss your use of repurchase agreements, including the significant terms and business purposes of such agreements and any significant trends in your use of such agreements.  Please provide us with your proposed disclosure.

Response: We advise the Staff that we will include in future filings additional disclosure regarding the information that is requested.  Proposed disclosure, which will be included in the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, is as follows:

The Company uses securities purchased under agreements to resell and securities sold under agreements to repurchase (“Repurchase Agreements”) as part of its liquidity management activities and to support its trading, risk management and investing activities.  In particular, securities purchased and sold under repurchase agreements are used for short-term liquidity purposes.  As at June 30, 2011, Repurchase Agreements are secured predominantly by corporate credit and/or government-issued securities. The use of Repurchase Agreements will fluctuate with the Company’s need to fund short term credit or obtain competitive short term credit financing. The Company’s securities purchased under agreements to resell and securities sold under agreements to repurchase were transacted pursuant to agreements with multiple counterparties as of June 30, 2011 and December 31, 2010.

There were no material differences between the average and period-end balances of the Company’s Repurchase Agreements.  The following table represents the Company’s securities purchased under agreements to resell and securities sold under agreements to repurchase as of June 30, 2011 and December 31, 2010:

As of June 30,
2011
(dollars in thousands)
Securities purchased under agreements to resell
Agreements with XYZ counterparty bearing interest of x.xx% - x.xx% due on Month date, Year to Month date, Year	$—

Securities sold under agreements to repurchase
Agreements with XYZ counterparty bearing interest of x.xx% - x.xx% due on Month date, Year to Month date, Year	—
Agreements with XYZ counterparty bearing interest of x.xx% - x.xx% due on Month date, Year to Month date, Year	—
$—

As of December 31,
2010
(dollars in thousands)
Securities purchased under agreements to resell
Agreements with Barclays Capital Inc bearing interest of 0.07% - 0.14% due on January 3, 2011	$97,755

Securities sold under agreements to repurchase
Agreements with Royal Bank of Canada bearing interest of 1.415% due on February 22, 2011 to September 1, 2011	48,532
Agreements with Barclays Capital Inc bearing interest of 0.18% - 1.50% due on January 7, 2011 to June 6, 2011	143,633
$192,165

Consolidated Statements of Operations, page F-5

3.                                       Comment:  In future filings please revise the statement of operations to report net interest income as prescribed by Article 9 of Regulation S-X and to include the relevant disclosures of Industry Guide 3, or tell us how you determined that such presentation is not appropriate.  Refer to SAB 11-K.

Response: Article 9 of Regulation S-X is applicable to financial statements filed for a bank holding company.  A bank holding company is a company that is engaged, either directly or indirectly, primarily in the business of owning securities of one or more banks for the purpose, and with effect, of exercising control.  Cowen does not meet the definition of a bank holding company since its primary business purposes are to provide alternative investment management, investment banking, research, and sales and trading services.

The SAB 11-K “Application of Article 9 and Guide 3” guidance is not applicable to the operations of the Company given that the interest income and expense amounts that are included in Cowen’s consolidated financial statements are primarily from its investments, including cash and cash equivalents and short-term borrowings and not from lending and deposit activities.

Notes to Consolidated Financial Statements, page F-9

Note 5. Investments of Operating Entities and Consolidated Funds, page F-31

4.                                       Comment:  Please tell us what factors led to the increases in fair value of Lehman claims in other investments and consolidated funds’ other investments during the year ended December 31, 2010 and the quarter ended March 31, 2011.

Response:

In general, changes in the fair value of Lehman claims in other investments and consolidated funds’ other investments for the year ended December 31, 2010 and the quarter ended March 31, 2011 have been driven by updated information regarding the Lehman insolvency.

Year ended December 31, 2010:

The Company’s Lehman claims in other investments and consolidated funds’ other investments at December 31, 2010 were $0.3 million and $6.2 million respectively. These claims increased from $0.2 million and $3.9 million, respectively, at December 31, 2009.

For the year ended December 31, 2009, the Company estimated the fair value of all of its claims against Lehman Brothers International (Europe) (“LBIE”) at the same level given the great degree of uncertainty as to the status of the assets held at LBIE and the process and prospects of the return of those assets.  The availability of additional information during 2010 allowed the Company to estimate the fair value of various components of the claims against LBIE rather than value the Lehman claims in their entirety based on the net equity of the claim.  Accordingly, as disclosed in the “Item 3. Legal Proceedings” section of the Annual Report on Form 10-K for the year ended December 31, 2010,  the Company estimated the fair value of the LBIE claims as follows: (a) the trust assets that the Company was informed were within the control of LBIE and were expected to be returned in the relatively near term were valued at market less a 1% discount that corresponds to the fee to be charged under the Claim Resolution Agreement (“CRA”) entered into with LBIE at the end of 2009, with the CRA taking practical effect after a March 19, 2010 bar date, with respect to the return of trust assets, (b) the trust assets that are not within the control of LBIE, but that the Company believed were held by LBIE through Lehman Brothers Inc. (“LBI”), were valued at 47% which represented the present value of the mid-point between what the Company believed were reasonable estimates of the low-side and high-side potential recovery rates with respect to its LBI exposure, (c) the trust assets that are not within the control of LBIE and are not believed to be held through LBI were valued at 47% with respect to US denominated Assets and 30% with respect to foreign denominated Assets, which represented the Company’s estimate of potential recovery rates with respect to this exposure and (iv) the remaining unsecured claims against LBIE were valued at 40%, which represented the Company’s estimate of potential recovery rates with respect to this exposure using observable market quotes.

The increase of the other investments of $0.1 million, relates to a valuation adjustment from 20% to 30% of claim value during the year ended December 31, 2010 with respect to the non-USD trust asset component of the LBIE claim.  This increase in the claim value was driven by the passing of the bar date as described in the preceding paragraph.

The increase of consolidated funds’ other investments of $2.3 million, resulted from a valuation adjustment of the LBIE unsecured claims from 20% to 40% during the year ended December 31, 2010.  The increase in the LBIE unsecured claim value primarily resulted from the Company using observable market quotes to determine the fair market value of the LBIE unsecured claims. The valuation of direct claims against LBI, which are also included in consolidated funds’ other investments valuation, remained constant during the year ended December 31, 2010.

Quarter ended March 31, 2011:

The Company’s Lehman claims in other investments and consolidated funds’ other investments during the quarter ended March 31, 2011 were $0.5 million and $7.2 million, respectively.

The increase of the other investments of $0.2 million, relates to a valuation adjustment from 30% to 48% of claim value during the three months ended March 31, 2011 with respect to the non-USD trust asset component of the LBIE claim.  The increase in the claim value primarily resulted from the Company’s view, based on observable information, that these trust assets, if not returned, would represent unsecured claims against LBIE and therefore should be priced at the same level as LBIE unsecured claims. LBIE unsecured claims were marked higher during the period using available quotes.

The increase of consolidated funds’ other investments of $1 million resulted from a valuation adjustment of the LBIE unsecured claims from 40% to 48% of claim value and a valuation adjustment of the LBI claim from 47% to 54% of claim value during the three months ended March 31, 2011.  The increase in the LBI claim value primarily resulted from the Company adjusting the timing of the expected recovery.  The LBIE unsecured claim valuation adjustment increase resulted from observable market quotes.

5.                                       Comment:  Please revise in future periodic filings to clarify how the amounts of Enterprise Masters’ Lehman claims disclosed on page F-40 relate to the fair value of Lehman claims held by the consolidated funds disclosed on page F-37.

Response:  We advise the Staff that we will include in future filings additional disclosure regarding how the amounts of Enterprise Masters’ Lehman claims relate to the fair value of Lehman claims held by the consolidated funds.  The proposed disclosure, which will be added in the footnotes, and updated for current values and dates, is as follows:

“Enterprise Master is valuing this claim at $7.8 million as of December 31, 2010.  Of this amount, $6.2 million was attributable to Enterprise LP based on its ownership percentage in Enterprise Master at the time of the Administration.”

Note 6. Fair Value Measurements for Operating Entities and Consolidated Funds, page F-47

6.                                       Comment:  Please revise in future periodic filings to include all disclosures required by ASC 820-10-50, including separate disclosure of significant transfers into Level 3 and significant transfers out of Level 3, and disclosure of the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, if any, and the reasons for the transfers, with significant transfers into each level disclosed separately from transfers out of each level.

Response: We advise the Staff that we will include in future filings all disclosures required by ASC 820-10-50.  Proposed disclosure, which will be included in the Fair Value Measurements for Operating Entities and Consolidated Funds footnote in our next periodic filing, is included in Exhibit A hereto. Specifically, we have broken out the “Transfers in (out)” row into two separate rows for “Transfers in” and “Transfers out”.  We have also ensured that the reasons for each transfer are clearly disclosed. Please note that the Company did not, in either the December 31, 2010 or the March 31, 2011 filing, have any significant transfers between Level 1 and Level 2 of the fair value hierarchy.

Note 17. Commitments and Contingencies, page F-69

Litigation, page F-70

7.                                       Comment:  We note that you have disclosed significant legal proceedings in Item 3 on page 31.  Please revise your disclosures in future periodic filings to disclose the nature of your contingencies in your actual financial statements as required by ASC 450-20-50.

Response: We advise the Staff that we will consider all information which is disclosed in the Legal Proceedings section in Item 3 of our consolidated financial statements and include all relevant information regarding the nature of our contingencies within the Commitments and Contingencies footnote of our consolidated financial statements in our future filings as required by ASC 450-20-50.

8.                                       Comment:  We note your disclosure that you cannot reasonably estimate a range of “eventual loss.” It is unclear whether the phrase “eventual loss” has the same meaning as “possible loss or range of loss” as required by ASC 450-20-50-4.  Please revise in future periodic filings to disclose an estimate of the possible loss or range of loss or, where applicable, a statement that an estimate of the possible loss or range of loss cannot be made.

Response: To enhance clarity and to ensure consistency with ASC 450-20-50-4 we have replaced the words “eventual outcome” with “possible outcome” and “eventual loss” with “possible loss” in the paragraph referred to in your comment below.

“In view of the inherent difficulty of predicting the outcome of various claims against the Company, particularly where the matters are in early stages of discovery or claimants seek indeterminate damages, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter”

Note 21. Segment Reporting, page F-76

9.                                       Comment:  Please tell us how you determined your operating segments under ASC 280-10-50-1 and, if applicable, how you determined that it was appropriate under ASC 280-10-50-11 to aggregate operating segments within the broker-dealer reportable segment.

Response:  The Company’s determination of its operating segments takes into consideration the available discrete financial information which is regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resource allocation and assessment of performance. The key primary discrete financial information which the CODM reviews is the actual operating results for both the broker dealer and alternative investment management businesses.  Accordingly, the Company has determined that the broker dealer and alternative investment management business are the two operating segments of the Company.

The broker dealer business does not have two or more operating segments that can be aggregated into one operating segment on the basis that the discrete financial information that the CODM reviews is only available at the broker dealer operating segment level.  Therefore ASC 280-10-50-11 is not applicable to the Company as it relates to the broker dealer segment.

* * * * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please call the undersigned at (212) 845-7900.

Very truly yours,

COWEN GROUP, INC

/s/ Stephen Lasota
Name: Stephen Lasota
Title: Chief Financial Officer

Exhibit A

The following table includes a rollforward of the amounts for the three and six months ended June 30, 2011 and 2010 for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

	Operating Entities										Consolidated Funds
		Common stocks,
	Common stocks,	sold not yet	Restricted			Warrants
	owned	purchased	Common Stock	Corporate Bonds	Options	and Rights	Portfolio Funds		Real estate	Lehman claim	Portfolio Funds	Lehman claim
	(dollars in thousands)
Balance at March 31, 2011	$—	$—	$—	$—	$—	$—	$—		$—	$—	$—	$—
Purchases/covers	—	—	—	—	—	—	—		—	—	—	—
Sales/short buys	—	—	—	—	—	—	—		—	—	—	—
Transfers in	—	—	—	—	—	—	—		—	—	—	—
Transfers out	—	—	—	—	—	—	—		—	—	—	—
Realized gains (losses)	—	—	—	—	—	—	—		—	—	—	—
Unrealized gains (losses)	—	—	—	—	—	—	—		—	—	—	—
Balance at June 30, 2011	$—	$—	$—	$—	$—	$—	$—		$—	$—	$—	$—

Balance at March 31, 2010	$334	$—	$5,058	$—	$—	$587	$14,407		$1,108	$313	$88,935	$13,966
Transfers in	—	—	—	—	—	—	—		—	—	—	—
Transfers out	—	—	—	—	—	—	—		—	—	—	—
Purchases	2,000	—	—	1,215	—	—	1,966		70	—	4,013	—
Sales	(2,000)	—	—	—	—	—	(483)		—	—	(6,085)	—
Realized gains (losses)	—	—	—	—	—	—	—		—	—	(11)	—
Unrealized gains (losses)	—	—	(58)	118	971	(183)	318		(19)	—	(2,117)	616
Balance at June 30, 2010	$334	$—	$5,000	$1,333	$971	$404	$16,208		$1,159	$313	$84,735	$14,582

	Operating Entities										Consolidated Funds
		Common stocks,
	Common stocks,	sold not yet	Restricted			Warrants
	owned	purchased	Common Stock	Corporate Bonds	Options	and Rights	Portfolio Funds		Real estate	Lehman claim	Portfolio Funds	Lehman claim
	(dollars in thousands)
Balance at December 31, 2010	$—	$—	$—	$—	$—	$—	$—		$—	$—	$—	$—
Purchases/covers	—	—	—	—	—	—	—		—	—	—	—
Sales/short buys	—	—	—	—	—	—	—		—	—	—	—
Transfers in	—	—	—	—	—	—	—		—	—	—	—
Transfers out	—	—	—	—	—	—	—		—	—	—	—
Realized gains (losses)	—	—	—	—	—	—	—		—	—	—	—
Unrealized gains (losses)	—	—	—	—	—	—	—		—	—	—	—
Balance at June 30, 2011	$—	$—	$—	$—	$—	$—	$—		$—	$—	$—	$—

Balance at December 31, 2009	$334	$—	$—	$—	$—	$—	$17,370		$1,077	$209	$97,366	$3,881
Transfers in	—	—	—	—	—	1,356 (a)	—		—	—	—	—
Transfers out	—	—	—	—	—	—	(2,866	)(b)	—	—	—	—
Purchases	—	—	5,000	1,215	7,000	—	2,100		114	—	17,052	—
Sales	—	—	—	—	(7,000)	(402)	(1,286)		(53)	—	(30,290)	—
Realized gains (losses)	—	—	—	—	—	—	—		—	—	2,387	—
Unrealized gains (losses)	—	—	—	118	971	(550)	890		21	104	(1,780)	10,701
Balance at June 30, 2010	$334	$—	$5,000	$1,333	$971	$404	$16,208		$1,159	$313	$84,735	$14,582

(a)       Changes in the observability of inputs used in the valuation of such assets

(b)       Deconsolidation of CHRP GP (See Note X)

All realized and unrealized gains (losses) in the table above are reflected in other income (loss) in the accompanying condensed consolidated statements of operations.

There were no significant transfers between Level 1 and Level 2 assets and liabilities for the three months and six months ended June 30, 2011 and June 30, 2010, respectively.